EXHIBIT 12.1

SYNOVUS FINANCIAL CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2011	Years Ended December 31,
(dollars in thousands)		2010	2009	2008	2007	2006
Ratio 1 – Including Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	$(79,864)	(849,170)	(1,605,908)	(660,806)	520,035	638,335
Fixed charges	64,958	342,674	506,873	787,227	1,095,972	895,696

Total	$(14,906)	(506,496)	(1,099,035)	126,421	1,616,007	1,534,031

Fixed Charges:
Interest on deposits	$49,564	288,327	456,247	667,453	912,472	746,669
Interest on short-term borrowings	297	1,921	3,841	38,577	92,970	72,958
Interest on long-term debt	11,138	44,000	38,791	73,657	84,014	71,050
Portion of rents representative of the interest factor (1/3) of expense	3,959	8,426	7,994	7,540	6,516	5,019

Total fixed charges	$64,958	342,674	506,873	787,227	1,095,972	895,696

Ratio of earnings to fixed charges	(0.23x )	(1.48x )	(2.17x )	0.16x	1.47x	1.71x
Ratio 1 – Excluding Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	$(79,864)	(849,170)	(1,605,908)	(660,806)	520,035	638,335
Fixed charges	15,394	54,347	50,626	119,774	183,500	149,027

Total	$(64,470)	(794,823)	(1,555,282)	(541,032)	703,535	787,362

Fixed Charges:
Interest on short-term borrowings	$297	1,921	3,841	38,577	92,970	72,958
Interest on long-term debt	11,138	44,000	38,791	73,657	84,014	71,050
Portion of rents representative of the interest factor (1/3) of expense	3,959	8,426	7,994	7,540	6,516	5,019

Total fixed charges	$15,394	54,347	50,626	119,774	183,500	149,027

Ratio of earnings to fixed charges	(4.19x )	(14.62x )	(30.72x )	(4.52x )	3.83x	5.28x